Media release

7 August 2003

Westpac Completes USD 750 million Tier 1 Securities Offer

Westpac Banking Corporation yesterday priced an offering of USD750 million Tier 1 hybrid capital securities.

The securities were sold outside of Australia and New Zealand, primarily to US institutional investors. The securities pay a fixed rate in US dollars of 5.819% p.a. for 10 years after which time the rate resets to a margin above LIBOR.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411